

March 15, 2017

Mr. David S. Richmond
Richmond Brothers, Inc.
3568 Wildwood Avenue
Jackson, Michigan 49202

     Re: **Rockwell Medical, Inc.**
              Soliciting Material Under Rule 14a-12
              Filed March 2, 2017 by Richmond Brothers, Inc. et al.
              File No. 000-23661

Dear Mr. Richmond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We understand that, starting in February 2016, Richmond Brothers and certain members of its Schedule 13D group, along with other persons, began corresponding with the company seeking to influence policies, management and actions of the company. Please provide an analysis as to whether Richmond Brothers timely filed on Schedule 13D to disclose this activity and the existence of the group.

2. Please provide an analysis as to whether all individuals involved in the February 2016 discussions should be part of the Schedule 13D group and should be identified as participants in the current solicitation.

3. Disclosure states that the company "announced … that it effectively priced Triferic out of the market in order to seek higher reimbursement." Please provide support for this statement.

4. The company's filings appear to indicate that only one board seat is up for election. Please advise why soliciting materials indicate that you are nominating two persons for the board of directors.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP